Exhibit 99.1
NEWS RELEASE for August 25, 2008

Contact:
Investor Relations/ Financial Media:	Company:
Capital Link, Inc.	Oceanaut, Inc.
Nicolas Bornozis	Lefteris Papatrifon
President	Chief Financial Officer
230 Park Avenue	17th km National Road Athens-Lamia & Finikos Street
Suite 1536	145 64 Nea Kifisia
New York, NY 10169	Athens, Greece
Tel. +1 (212) 6617-566	Tel: +30 (210) 6209-520
E-mail: nbornozis@capitallink.com	Fax: +30 (210) 6209-528
www.capitallink.com	E-Mail: info@oceanautinc.com
www.oceanautinc.com
OCEANAUT, INC. ENTERS INTO DEFINITIVE AGREEMENTS FOR PURCHASE OF
FOUR DRY BULK VESSELS
Athens, Greece — August 25, 2008 — Oceanaut, Inc., (AMEX: OKN; OKN.U; OKN.WS; the “Company” or “Oceanaut”) today announced that it has entered into definitive agreements pursuant to which it has agreed to purchase, for an aggregate purchase price of $352 million in cash, four dry bulk carriers (the “Transaction”). The Transaction will be financed by the cash held in Oceanaut’s trust account along with the proceeds from an already secured loan facility and preferred equity to be issued to Excel.
Upon delivery of the vessels to be acquired as part of the Transaction, Oceanaut will own an initial fleet of three Panamax dry bulk carriers and one Supra-Panamax dry bulk carrier. The vessels have a combined cargo-carrying capacity of over 278,000 deadweight tons and an average age of approximately four years. All the vessels will be under medium to long-term time charters, with an average term of 3.3 years, entered into with first-class customers such as Cargill, COSCO and Mitsui OSK Lines. Maryville Maritime Inc., an affiliate of Excel, will provide technical and commercial management services to Oceanaut’s fleet at arm’s length rates.
Oceanaut is an Excel Maritime Carriers Ltd (or “Excel”) sponsored company with the business strategy of owning and operating a modern fleet of vessels under long-term time charters, thus aiming to secure stable high returns to investors. Oceanaut intends to increase distributable cash flow and dividends per share through accretive acquisitions of additional vessels. The Board of Excel has granted Oceanaut a right of first refusal to consider for purchase any vessels with long-term charters (over 4 years) that Excel intends to sell in the future and for any acquisition opportunities for vessels with long term charters (over 4 years) that Excel might be presented with in the future.

Based on the fixed time charters and expected operating costs for the initial fleet, Oceanaut anticipates generating revenue of approximately $69.7 million and EBITDA of approximately $60.6 million for the full year 2009. Oceanaut intends to pay quarterly dividends, beginning with an initial base dividend of $0.28 per share payable for the fourth quarter of 2008. This implies a 13.6% yield based on Oceanaut’s estimated cash held in trust of $8.25 per share as of September 30, 2008. In addition, Oceanaut’s sponsors have agreed to convert 5.6 million shares into non-cumulative subordinated shares which will not be entitled to receive dividends until the second quarter of 2010. Thereafter, dividends will be paid on subordinated shares provided that common shareholders have received full payment of all base dividends.
Oceanaut’s management believes there is favorable business potential in the long-term charter market, particularly for dry bulk vessels. The dry bulk trade has been growing at an annual growth rate of approximately 5.9% for the years 2001 to 2007. This growth is primarily being driven by China’s, India’s and other emerging markets’ demand for coal, iron ore and grain, as well as the increasing ton-miles for goods transported as a result of globalization. In an effort to manage their business and protect against any possible future volatility in the dry bulk spot market, end users (customers) are increasingly chartering in long-term capacity.
CEO, President and Chairman of the Board, Gabriel Panayotides has extensive experience in creating value for shareholders in the public capital markets as Chairman of Excel. In addition, Oceanaut has an experienced Board of Directors which will include Stamatis Molaris (CEO of Excel) and representatives from the shipping and financial industries as well as an independent conflicts committee to approve any future affiliated transactions.
“We are pleased to bring this high-quality fleet acquisition to our shareholders,” said Mr. Panayotides. “We believe that the quality and type of the fleet we intend to acquire is a solid start for Oceanaut that takes advantage of the anticipated market opportunities. Our vision is to structure the Company as a long-term contracted charter business with a high dividend payout that complements the operations and business strategy of Excel. We expect to see significant additional accretive growth opportunities for the Company and we plan to continue to expand the fleet while delivering value to our current and future shareholders“
The Board of Directors of Excel has approved purchases, both in the open market and in privately negotiated transactions, of Oceanaut’s common stock before the date of the shareholder meeting to consider this Transaction, subject to prevailing market prices and in compliance with applicable securities laws.
The transaction is subject to obtaining Oceanaut shareholders’ approval and is expected to close by the end of September 2008.
Oceanaut will in due course file a Report of Foreign Private Issuer on Form 6-K disclosing further details on the Transaction and attaching copies of the definitive agreements.
Conference Call details
Conference call will take place today, Monday, August 25, 2008 at 11:00 EDT. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote “Oceanaut”
A replay of the conference call will be available until September 1, 2008. The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953-1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 23271374#
Slides and audio webcast
There will also be a simultaneous live webcast over the Internet, through Oceanaut’s website (www.oceanautinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Oceanaut, Inc.
Oceanaut, Inc. (AMEX: OKN; OKN.U; OKN.WS) is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.
Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, future operating or financial results; expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand in the dry bulk sector; future payments of dividends and the availability of cash for payment of dividends; the Company’s expectations relating to dividend payments and forecasts of its ability to make such payments; future acquisitions, business strategy and expected capital spending; general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand; the Company’s ability to enter into long-term, fixed-rate charters; general competitive factors in the dry bulk market; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Additional Information
In connection with the proposed transaction and required shareholder approval, Oceanaut will file with the SEC a proxy statement that will be mailed to the shareholders of Oceanaut. Oceanaut’s shareholders are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about the transaction and related matters. Shareholders will be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Oceanaut and its officers and directors may be deemed to be participating in the solicitation of proxies from the Oceanaut shareholders in favor of the approval of the proposed transaction. Information concerning Oceanaut’s directors and officers is set forth in the publicly filed documents of Oceanaut. Shareholders may obtain more detailed information regarding the direct and indirect interests of Oceanaut and its directors and executive officers in the transaction and related financing by reading the proxy statement regarding the proposed acquisition, which will be filed with the SEC.